Issuer Free Writing Prospectus dated November 12, 2021

Filed Pursuant to Rule 433

Registration No. 333-255424

Belpointe PREP, LLC (we,” “us,” “our” or “Belpointe PREP”) has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offer and sale of up to $750,000,000 of Class A units representing limited liability interests in Belpointe PREP. You should read the most recent prospectus and the other documents that we have filed with the SEC for more complete information about our and the offering.

Investing in our Class A units involves a high degree of risk, including a complete loss of your investment. Prior to making an investment decision, you should carefully consider our investment objectives and strategy, risk factors, fees and expenses and any tax consequences that may results from an investment in our Class A units. To view our most recent prospectus containing this and other important information visit sec.gov or belpointeoz.com. Alternatively, you may request Belpointe OZ send you the prospectus by calling (203) 883-1944 or emailing claidlaw@belpointe.com. Read the prospectus in its entirety before making an investment decision.

On October 20, 2021, Brandon E. Lacoff, Belpointe PREP’s Chief Executive Officer, participated in the “Opportunity Zones Podcast” hosted by OpportunityDb.com. A transcript of the podcast is attached as Appendix A.

OpportunityDb.com is not affiliated with Belpointe PREP, and no payment was made nor was any consideration given to OpportunityDb.com by or on behalf of Belpointe PREP or in connection with the interview. Statements in the interview that are not attributed directly to Mr. Lacoff represent the interviewer’s opinions and are not endorsed or adopted by Belpointe PREP.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which reflect the current views of Belpointe PREP with respect to, among other things, our future results of operations and financial performance. In some cases, you can identify forward-looking statements by words such as “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “seek,” “should,” “will” and “would” or the negative version of these words or other comparable words or statements that do not relate strictly to historical or factual matters. By their nature, forward-looking statements speak only as of the date they are made, are not statements of historical fact or guarantees of future performance and are subject to risks, uncertainties, assumptions or changes in circumstances that are difficult to predict or quantify, in particular due to the uncertainties created by the COVID-19 pandemic, including the projected impact of COVID-19 on our business, financial performance and operating results. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will result or be achieved, and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. Except as required by applicable law, including federal securities laws, we do not intend to update any of the forward-looking statements to conform them to actual results or revised expectations.

Appendix A

The First Publicly Traded Opportunity Zone Fund, With Brandon Lacoff

Episode Link: https://opportunitydb.com/2021/10/brandon-lacoff-161/

Jimmy: Welcome to the “Opportunity Zones” podcast, I’m your host, Jimmy Atkinson. Liquidity or lack thereof is one drawback to investing in Opportunity Zones. But on today’s episode, we’ll be discussing a potential solution to this drawback as I speak with Brandon Lacoff, CEO of Belpointe OZ, which has just launched the first and only publicly traded Opportunity Zone fund. Brandon joins us today from Greenwich, Connecticut. Brandon, thanks for joining me. Welcome to the podcast.

Brandon: Thank you, Jimmy, for having me.

Jimmy: So pretty exciting day here. We’re recording this a couple of days before it’s gonna go live on October 18th. And just a few hours ago, Belpointe OZ made history by launching the first publicly traded Opportunity Zone Fund. It’s listed on NYSE American under ticker symbol, OZ. Tell us a little bit about that. How did that all unfold?

Brandon: Yeah, so we saw a unique opportunity to have a publicly-traded Opportunity Zone structure really back in early ‘18. And we actually launched a publicly-traded REIT in 2019. That was publicly traded on the OTCQX market, which is over the counter market. And that’s been trading for about two years. And then at the end of 2019, when the regulations for Opportunity Zone got finalize in December of 2019, that’s when we realized we had the opportunity to convert our structure from a REIT structure to a publicly traded partnership structure. And we’ve been working on that for the last almost a year and a half to convert our structure from a REIT structure to the publicly traded partnership structure, which is now listed on the New York Stock Exchange.

Jimmy: Good. I wanna talk a lot more about that in a few minutes and the benefits that it provides to the investing public, the ability to invest in a publicly-traded Opportunity Zone fund. But first I wanna get a little bit more about your background, Brandon. Can you tell us a little bit about you and the team that you’ve built at Belpointe?

Brandon: Yeah. So Belpointe is a multi-billion dollar family office. It’s my family office. We have 13 different lines of businesses from insurance companies to wealth management business, which is a $3 billion wealth management AUM business to the real estate business, which we’re talking about today, which is the Opportunity Zone. And we’ve been doing real estate for the last 20 years.

Our team, our former AvalonBay, which is Avalon being the largest multifamily development company on the New York Stock Exchange. And kind of bringing it from private equity, real estate investing expertise to the different avenues of our business. So we’ve been, you know, we’ve been headquartered out of Greenwich for the last 20 years and we have offices around the country and we’re doing all different kinds of investments from private equity to real estate, to, you know, wealth management business. So we’re pretty diversified

Jimmy: And your Qualified Opportunity fund, which has been up and running for a couple of years now, but has only just recently been transitioned to being a publicly-traded offering, what is the investment thesis behind that OZ fund? What types of properties are you investing in?

Brandon: Yeah, so if you look at our old private equity structure that we had even before Opportunity Zones were even around, and this is in the 2012 to 2017, when we invested that capital 91% of our investments were actually in Opportunity Zones. Now we didn’t get the tax benefits for Opportunity Zones because Opportunity Zones weren’t alive at that point. But we’ve always been in investing in these areas that are going through revitalization and real change. And, you know, we see the upside of investing in these communities.

So this is something we’ve been doing for a long time. Because of our AvalonBay team, our team joined Belpointe in 2010 and coming out of the 2009/2010 recession, you know, we wanted to be investing in multifamily. So we met this…we really acquired a, another company that had a bunch of former AvalonBay professionals in it in 2010. And they’ve been with me for the last 11 years. And really our focus was always multifamily. We felt multifamily, we had the best asset class, the best reward/risk ratio. And so we’ve been investing in multifamily for the last 11 years and really continuing that expertise in the Opportunity Zone in the multifamily space. So really multifamily is where 85% to 90% of our investment capital goes to.

Jimmy: Got you. Let’s get back to the structure of your fund because you guys were, I think you were one of the first ones to structure your OZ Fund originally out of the chute as a REIT, as, as we mentioned a minute ago, and now you’ve restructured it into a public real estate partnership or a PREP, why the switch there?

Brandon: So before 2019, the REIT structure was only structure that worked for multi-asset in a structure, in an Opportunity Zone structure. So if you can remember, back in ‘18, 2019 Opportunity Zone funds were really deal by deal basis. And they had a separate QEF per deal. And we wanted to have more diversification. We want to allow diversification to happen. So some people had partnerships, but they had like different series, but they combined into one structure. Well, the IRS and the Treasury sticks that at the end of 2019. And then when that happened, we realized that having the publicly traded partnership structure would be a much better structure.

You know, A, you get the depreciation to pass, to flow down to shareholders, B, the benefit, you know, in a partnership structure allowed, you know, before you didn’t, you weren’t allowed to have multiple assets and have the tax benefit OZ to flow to the investor. So that got fixed. So that was another reason why we were able to make that change.

But one of the big reasons that why we made the change in structure was to allow ourselves to raise more capital. And then the other reason was to acquire other QOFs. By acquiring other QOFs, we will be able to roll up other stabilized Opportunity Zone deals and making those acquisitions and still keeping the tax benefits for those shareholders who we’re acquiring, but also keep those tax benefits for our shareholders. So allowing us to have this publicly traded partnership, it allows us to roll up a lot of Opportunity Zone assets that are already built and stabilized by other Opportunity Zone funds.

Jimmy: Oh, that’s fascinating. So I’m gonna get back to that point in a few more minutes here, but I wanna talk about how unique this is that you guys are now publicly listed, offering some liquidity on the open market. How does it work for an investor exactly? I guess I can just fire up my brokerage account and search for ticker symbol OZ, click the buy button. I don’t have to be accredited or how else does this differ from a typical Qualified Opportunity fund, which, you know, to date, or as of a few hours ago, pretty much were entirely just private placement offering?

Brandon: Exactly. So you can simply log onto your brokerage account and buy the stock. You don’t need to be accredited investor. It’s really open for everybody. So you simply have to just buy one share, which is trading just over $100 a share right now and you become a qualified Opportunity Zone investor. Simple as that.

Jimmy: And then what kind of tax reporting would an investor receive from Belpointe OZ?

Brandon: So when it comes to for tax purposes at the end of the year, you’ll get a K-1 in March, just like any other Opportunity Zone fund that’s a partnership. So you’re gonna get a K-1 like anybody else, even if it’s a private structure. So you’ll get a K-1 in March. And additional reporting because we’re a publicly-traded company on the New York Stock Exchange, you’ll get the same level of reporting as an Apple or Google or Tesla. Obviously 10Qs, 10 Ks, 8Ks. So you’ll get much better transparency because we are a publicly-traded company, obviously being overseen by the SEC.

Jimmy: Right. And then the burden of tying the amount invested back to a capital gain that’s still within its deadline window so to speak, 180-day deadline window, that burden falls to the investor and his accounting team I would suppose still. You guys obviously can’t do that through the publicly traded offering like maybe some other funds might if they’re able to work one-on-one with investors, it isn’t just coming through a brokerage account. So you don’t have that level of visibility into the investor, I suppose. Is that right?

Brandon: That’s correct. So just like any other Opportunity Zone structure, you’re imposing that responsibility on the investor itself. So that investor, you know, has 180 days to make their investment. And then at the end of the year, when they file their tax returns, they’ll make the election on their personal tax return. So it’s no different than any other Opportunity Zone structure. You’re actually making the investment, except for you don’t have to fill out subscription. You don’t have to mail a check or any of that stuff. You simply just buy it, like you’d buy any other publicly-traded company.

Jimmy: Right. That makes sense. So why aren’t there more of these, and why has it taken so long? You know, the first Opportunity Zone funds started hitting the marketplace middle of 2018, right after the zones were certified by Treasury. Why is it taking this long to get a Qualified Opportunity Fund listed on the public market and why are you guys the only one so far?

Brandon: Well, our publicly traded structure was actually launched in 2019. That was our REIT structure. So we’ve been actually been around for about two years with our publicly-traded company. However, we decided to convert the structure from a REIT structure to a publicly traded partnership structure about… we decided about a year ago, a year and a half ago. And obviously, today was our IPO. And so obviously we’re, you know, we’re, we’re moving forward.

So why is there’s no one else? I think for a bunch of reasons. I think people haven’t figured out how to structure it. I think that will be people who will take our model and probably copy our model. I think it also depends how the people raise capital. You also have to have a certain size. So you can’t just IPO if you just have a small fund. So I think it’s getting the right structure. It’s size, it’s having distribution. There’s so many different pieces. It’s also expensive.

We have in-house legal, so we’re able to do it for much cheaper costs. I think somewhere around 10% of what it costs for a third-party to do it with third party vendors. But a typical structure would take, you know, probably cost $2 to $3 million where for us, it costs around 200,000 to 300,000. So I think it’s a lot of it with cost. I think a lot of it with timing. You know, it took us over a year to get through this process with the SEC. So I think it’s timing cost and many other factors why it prohibits, you know, most investors or most sponsors to have a publicly-traded structure.

Jimmy: And what are some of the other benefits of having this structure? And if you wouldn’t mind, if you attack that from three different points of view, one from the sponsor angle, from your firm’s angle, two, from your investors, and then three, and you mentioned this briefly a minute ago, what are some of the benefits for other Qualified Opportunity Funds if you were to come in and acquire them?

Brandon: Yeah. So for us as a sponsor, we’re able, and I guess this kind of goes into your first two parts. For a sponsor investor because of our structure, it allows us as sponsor to charge less fees per shareholder. So our overall fee structure is 70% to 75% less than our competitors. So we’re charging instead of the typical two and 20 model. And a lot of Opportunity Zone funds have lowered their costs a little bit, maybe to a one and a half percent management fee and also like a 15% carried interest, but we’ve seen it all the way up to 25% carried interest.

With our structure, we’re charging only 75 basis points, which is half the cost of any other Opportunity Zone structure out there on a management fee basis. On a carried interest or promote basis, we’re charging only 5%, which is a third the cost, or even sometimes even a quarter of the cost compared to our competitors. Because like I said, our competitors are charging anywhere from 15%, 25%, you know, promote or carried interest.

So I think having our structure and having a lower cost structure is allows us to grow a structure that’s much larger and give better diversification to our shareholders. And, you know, diversification is an important factor in investing in any asset class. So, you know, having a portfolio of multi-family or Opportunity Zone investments we think is important in both us as a sponsor, but also important for our investors. The other important thing for our investors is in our structure, we put the power and the control of the exit into our shareholders’ hands, into our investors’ hands. Because of that, they can choose if they wanna exit early, they can exit early.

They don’t have to wait the full 10 years if they just want the reduction in the capital gain and wait the five years, they can get the 10% step-up basis at which gives them a reduction in capital gain and just exit after five years. If an investor just chooses to leave on the exact day of their 10-year anniversary, they can do that. They have that power and that control to exit whenever they choose to. And they want to, you know, hit their 10-year anniversary, get the full Opportunity Zone benefit and leave that day, they can.

But more importantly, and vast majority of our shareholders all wanna stay in for longer than 10 years or even 10, 12 years, which is the typical holding period that these other funds are gonna have. They can turn around and hold this as long as they want, because we don’t have an end life like a closed-end, private equity fund structure. We’re open-ended and we have this, like, you have this investment as long as you want.

So just like any other stock, like Apple, Google, any other IBM, other publicly traded companies, you’re not forced to have to liquidate the funds like a typical Opportunity Zone fund would do after a certain period of time. So our shareholders are looking to hold 15, 20-plus years on this investment because they’re getting, you know, distributions on a quarterly basis and they’re getting growth that’s tax-free. So getting, you know, that tax-free benefit is a huge benefit.

And also on the distributions, most of those distributions, if not all those distributions are gonna be tax-free because of the depreciation, that’s gonna be flowing through the K-1 and to the shareholder. So, so most, if not all shareholders will have tax-free distributions and also tax-free growth as long as they hold this stock for 10 years.

For other Opportunity Zone the third part, the other Opportunity Zone funds, the benefit for them, those sponsors and those investors is to merge through acquisition with us to be able to get better diversification for their shareholders, continue the Opportunity Zone tax benefits for their shareholders. Plus, our shareholders are still going to get the tax benefit Opportunity Zone.

Even though we’re not building that project, we’re gonna get that tax benefit. The target investors who we acquired is still gonna get the tax benefits. It’s a, win-win when everybody gets Opportunity Zone benefits and then the sponsor itself will be able to exit much faster than they would in a typical 10-year holds because the sponsor by getting acquired by us, they’re gonna be able to get their promote anywhere from seven to eight years faster than if they just held the asset and just waited the full 10-year period. There’ll be able to get an exit today, get their cash today and then their shareholders will be able to roll into our stock and get the diversification, get the lower cost structure you know, in the merger.

Jimmy: Right. And then those underlying shareholders, as you point out are still writing their 10-year holding period doesn’t affect that at all. Is that right?

Brandon: That’s correct. And then one of the things they could do, if they wanted to get out early, they could exit, but obviously, they would lose some of the OZ benefit. The other thing that they would get is they can also borrow against the stock. So if they need to take some money, you know, without violating the Opportunity Zone regulations, they can borrow against their stock. Just like any other publicly-traded company, they can borrow against their stock and be able to withdraw some, some capital through a loan.

Jimmy: Got you. Back to, you know, shareholders, your investors, and the benefits of this structure to them, you mentioned liquidity, that it’s traded, that they’re able to transact anytime. Is there enough transaction volume to be doing that? What’s a typical transaction volume looking like for you? What do you anticipate it being?

Brandon: Yeah, so every day’s a little bit different. It just depends on, you know, on what’s going on in that day, how many buyers and sellers are out there, but, you know, the market makers are making a strong market. We have over half a dozen market makers that follow and trade the stock every day. Today, I think more than $2 million have traded today, and that was only for the first half of the day. So I think on an average day there’s probably anywhere from a million to $5 million worth of stock that’s traded,

Jimmy: Which should be plenty for most individuals who wanna either get in or get out, right?

Brandon: That’s correct.

Jimmy: Okay, Brandon, gotcha. Let’s talk about deal flow into your fund. You mentioned earlier that you provide a way to acquire other OZ deals that have stabilized assets, acquiring other qualified opportunity funds. Essentially, what are you looking for in terms of other OZ deals?

Brandon: Yeah. So, I think, to take a step back, I think, obviously, we’re looking for sponsors who are looking to receive their promote or carried interest in a much faster timeline. So, a typical fund will take two years to build their property. And then they’re forced to hold it for another, at least, another eight more years. So, we’re looking for sponsors who are looking to be able to get their carried interest in a much faster timeline. You know, like I said, seven to eight years faster than they normally expected. We’re providing that exit for those sponsors.

In the deals itself, we’re looking…we definitely specialize and we’re looking for 100-plus unit multifamily. You know, we’re looking for size. We’re not looking for small transactions. We’re looking for, you know, larger transactions. So, and obviously, like I said, because we’re AvalonBay team, we’re looking for multifamily, either property that was renovated, or property that was newly built, and that qualifies as an Opportunity Zone Funds. That’s really the main what we’re really looking for. We’re looking for quality opportunities zone deals throughout the country.

Jimmy: Very good. Well, Brandon, it’s been a pleasure catching up with you today. And thanks for your insights and some big news for your fund today. Obviously, I do appreciate you joining us. Before we go though, where can our listeners go to learn more about you and Belpointe OZ?

Brandon: Yeah. So you just go to belpointeoz.com, and you can download the white paper that will give you some more information, or you can reach out to us by email, or, you know, on our phone number, which is, again, at belpointeoz.com, you’ll find all our information online.

Jimmy: Fantastic. Appreciate that, Brandon. And for our listeners out there today, I will as always have show notes on the Opportunity Zones Database website. You can find those show notes at opportunitydb.com/podcast. And there you’ll find links to all of the resources that Brandon and I discussed on today’s show. Brandon, thank you for joining us.

Brandon: Thank you very much. Have a good day.